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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

AMENDMENT NO. 1

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

Cordia Corporation

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(Name of Issuer)

Common Stock, Par Value $.001 Per Share

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(Title of Class of Securities)

21850P.200

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(CUSIP Number)

Patrick D. Freeman

13275 W. Colonial Drive

Winter Garden, Florida 34787

(407) 313-7090

April 3, 2008

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(Date of Event Which Requires Filing of This Statement)

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The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

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CUSIP NO. 21850P.200

1.  Name of Reporting Person.

Patrick Freeman

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2.  Check the appropriate box if a member of a group*

(A)

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(B)

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3.  SEC Use Only

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4.  Source of Funds

Not applicable

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5.  Check Box if Disclosure of Legal Proceedings Are Required Pursuant to Items

    2(d) or 2(e)                                                             I__I

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6.  Citizenship or Place of Organization

United States

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Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power

  225,000

8.   Shared Voting Power

9.   Sole Dispositive Power

                 225,000

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  225,000

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   I__I

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13.  Percent of Class Represented by Amount in Row (11)

3.25%

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14.  Type of Reporting Person

IN

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ITEM 1.  Security and Issuer

This statement relates to 225,000 shares of common stock beneficially held by the reporting person.  The principal executive officers of the Issuer are located at 13275 W. Colonial Drive, Winter Garden, Florida, 34787.

ITEM 2.  Identity and Background

This statement is being filed by Patrick Freeman of 13275 W. Colonial Drive, Winter Garden, Florida, 34787.  Mr. Freeman is the Chief Technology Officer of Issuer.

During the last five years, Mr. Freeman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Mr. Freeman is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration is not applicable as this amendment is being filed as a result of an increase in Issuer’s outstanding common stock, the expiration of stock options, and the grant of additional stock options which effected Mr. Freeman’s percentage of ownership.

Item 4.  Purpose of Transaction

Mr. Freeman did not engage in any transactions which would require the filing of this amendment.  This filing is being made due to the expiration of options to purchase 600,000 shares of Issuer’s common stock, an increase in Issuer’s outstanding stock since Mr. Freeman’s previously filed Schedule 13-D dated March 14, 2005, and the grant of an additional 50,000 options.

Previously reported Securities were acquired for investment purposes.  Subject to the limitations set forth in the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Freeman may at any time determine to dispose of some or all of the Securities.  Any decision by Mr. Freeman to dispose of some or all of the Securities will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of Mr. Freeman and general economic and market conditions.

Except as set forth above, Mr. Freeman does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amounts of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate  structure;  (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;    (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amendment; or (j) any action similar to any of those enumerated above.  Mr. Freeman may formulate plans or proposals with respect to one or more of the foregoing in the future.

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This amended Schedule 13D is being filed as a result of an issuance in Issuer’s outstanding common stock, the expiration of 600,000 options, and the grant of options to purchase 50,000 shares of Issuer’s common stock which resulted in a change in the percentage of common stock owned by Mr. Freeman.

Item 5.  Interest in Securities of Issuer

(a)

The aggregate amount beneficially owned by Mr. Freeman is 225,000 shares of Common Stock, which represents 3.25% of the total outstanding shares of Issuer. Mr. Freeman is the direct beneficial owner of 135,000 shares of Common Stock of Issuer and 90,000 shares of Common Stock that may be purchased pursuant to three (3) separate option agreements.  The first option agreement for 20,000 shares expires on April 13, 2011 with an exercise price of $1.88 per share; 10,000 shares are currently exercisable.  The second option agreement for 20,000 shares expires on April 23, 2012 with an exercise price of $0.63 per share; none of these shares are currently exercisable.   The third option agreement for 50,000 shares expires on April 1, 2013 with an exercise price of $0.52 per share; none of these shares are currently exercisable.

(b)

Mr. Freeman has sole voting and dispositive power of 225,000 shares of Issuer’s Common Stock.

(c)

Not Applicable

(d)

Not Applicable

(e)

Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.  Material to Be Filed as Exhibits

Not Applicable

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  /s/  Patrick Freeman

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Date:  April 3, 2008

Patrick D. Freeman